

SLY FOX BREWING CO.

2019 Report

Dear investors,

This has been a year with many highs and well yes a few lows. We are so thrilled to be in Pittsburgh and to become part of the Pittsburgh Craft beer scene. We have met so many great and loyal customers and look forward to meeting so many more. Sly Fox is a family owned independent brewer that is celebrating twenty five years in business and we could never have done that without the support of our amazing customers and investors. We have faced many challenges and delays getting our Highline brewery operational but hopefully we will be opening by late summer and we will be brewing a wide range of unique, innovative and delicious brews on our new pilot brewhouse. Once the COVID 19 lock downs are lifted and we can get construction started we will set a date for our Wefunder Sly Fox pre-opening party at The Highline, I know all of us at Sly Fox will be ready to put on one hellava party. Cheers!

We need your help!

Anytime you are in Pittsburgh please come see us and spread the good word. We very much appreciate all of the support that you all have shown to Sly Fox and we promise to do our best to never disappoint. Our investors are the best advocates for our brand, whether that is you just talking us up to friends, posting about Sly Fox on Social media or maybe putting up great reviews on Google, Trip Advisor or Yelp.

Sincerely,

John Giannopoulos
Owner, Managing Director

Pete Giannopoulos
Owner, Managing Partner

Our Mission

As 23+ year veterans of the craft beer and brewpub business, we've seen the industry grow and develop into what it is today. With an increasingly crowded brewery market, it's time to innovate. We've recently launched our community footprint strategy targeting secondary markets and opening additional brewpubs in order to increase marketshare and broaden brand exposure.

.

See our full profile

How did we do this year?

Report Card

B-

The Good

- Sly Fox arrives in Pittsburgh at The Point
- Met so many awesome customers and new members of the Sly Fox family
- Great small location at The Point opened and soon an awesome brewery location on the South Side at The Highline

The Bad

- We had delays opening and cost overruns at The Point
- Delays at The Highline location, some from the developers, we had to change architects and then the COVID 19 shutdown.
- COVID 19 - Sly Fox will adapt and be a better company when the "new normal" begins.

2019 At a Glance

April 4 to December 31

$170,610
Revenue

-$184,782
Net Loss

$42,907
Short Term Debt

$489,400
Raised in 2017

$61,995
Cash on Hand
As of 12/31/19

We ❤ Our 137 Investors

Thank You For Believing In Us

Ricardo Allen
Curtis Adams
Jonathan Blose
Alexandra Adams
Dave Coughanour
William Hershman
Brandon Soda
Kevin Wiker
Lorraine Douglass
Andrew Gracia
Katy POTPINKO
William Krieger
George Christopher
Reuben Clark
Leigh Middleditch
Jason McDermott
Kenneth Hampel
Mark Swetkowski
Nicholas George
Eric M Weaver
Todd Palmer
Gigi N McCullar
Katelyn Stavinga
Ken Tiefenthal
Andrew Warner
Karen Eddinger
Pj Oris
Jordon VAUGHAN
Robert Huggins
Mathew A Kasprowicz
Paul Czachor
Kayla Oris
Teresa Cloman
Nicholas Motto
Meet Shah
Nicholas Sanders
David Lukin
Colleen Hall
Daniel Raikin
Ronald Fernando
Brandon Neal
Mike Hannigan
Jennifer Damelio
Bill Zark
Anthony Bianchi
Adam Burdell
Steven M Boatman
Leslie Randall
Chris Cessna
William Conklin
Mike And Desiree Keppler
Linda Mientus
Jeffrey H Vaughan
Bill Tobin
Patrick WHEELER
Stephen Michael Katz
Sean Gary Gordon
Brandon Bell
Jesse Townsend
Rob VanDagna
Hugh Connelly
Nathan Argenta
Bryan Garcia
A Joseph Salpietra
Joseph Salladino
Kory Watts
Peter H Giannopoulos
Ed McKeon
Neil Rivel
Dwayne Clauser
Robert F Firely Jr
Tim Nuss
Murcielago Capital Mana...
Eric Tepper
Blake Billiet
William H Standen
Samuel Ferreira
Justin Lucas
Bryson Hair
Michael Costantino
Corey Smith
John Giannopoulos
Dhillon Lee
Andy Quayle
Anton Fernsler
Patricia Snow
Wendy Giannopoulos
Al Phillips
Steve Rubeo
Christopher Hudock
Bradlee Rutherford
Lisa Gearhart
Jared Semet
Robert Magnussen
Ray Boyer
Matthew Frankel
Rena Moore
Al Corr
Bruce Baldi
Sean Harris
Vince Canino
Pete Wadel
Robert O'Connor
Bj Prizer
Chester Sappington
David Troxell
Michael Byrne
Thomas M Byrne
Martin Foley
John Kaye
Sandra S. McNulty
Mike Basca
Jonathan SCHWARTZ
David L HEILMAN
Gregory F. Maurer
Anand Rangarajan
Pomona Valero
Gary Maurer
Todd Lisy
Tammi Boatman
Joe Amato
Virginia Killfoile
Jerry Reimers
Glenn Giannopoulos
Aaron Drabkin
Paul Oris
Mark Krupp
Jeff Shaull
Rob Feeney
Joshua Rose
Jeff Kiefer
Andrew Hodson
Alicia Cammiso
Jen Brodie
Chirag Patel
Blake Holmes
Bruce L Damasio

Thank You!

From the Sly Fox Brewing Co. Team



John Giannopoulos
Owner, Managing Director



Pete Giannopoulos
Owner, Managing Partner



PJ Oris
Partner Sly Fox Hospitality Group



Mike Keefe
General Manager | Sly Fox Taphouse at the Point



Craig Coffman
Corporate Director Of Hospitality



Tim Ohst
Director of Brewery Operations

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
John J. Giannopoulos	Managing Partner @ Sly Fox Brewing, Inc	2019

Officers

OFFICER	TITLE	JOINED
Harry Giannopoulos	Secretary Treasurer	2018
John J. Giannopoulos	Managing Partner	2019
Peter R. Giannopoulos	Partner	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Sly Fox Hospitality Group, Inc.	1 Membership Interest	100.0%

Past Equity Fundraises

None.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Membership Interests	1	1	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

A reduction in consumer demand for craft beers could harm our business.

A limited or general decline in consumption of craft beers could occur in the future due to a variety of factors, including: a general decline in economic conditions; changes in consumer spending habits; increased concern about the health consequences of consuming alcoholic beverage products and about drinking and driving; a trend toward a healthier diet including lighter, lower calorie beverage, such as diet soft drinks, juices and water products; the increased activity of anti-alcohol consumer groups; and increased federal, state or foreign excise and other taxes on alcoholic beverage products.

An economic downturn in the Pittsburgh market may adversely affect consumer discretionary spending and demand for our products.

Factors affecting the level of consumer spending include general economic conditions, consumer confidence in future economic conditions, the availability of consumer credit, levels of unemployment, and tax rates, among others. Poor economic conditions may lead consumers to delay or reduce purchase of our products, which could have a material adverse effect on our financial condition.

Delays in demolition of existing space as well as the buildout for our new space.

We have already engaged with an architect, general contractor and sub-contractors, but any delays in the work by the developer could delay our planned opening date.

There is a risk of employee injuries in commercial kitchens and production facilities. **While the company makes efforts to mitigate against those risks through insurance policies and proactive safety training, work injuries do still pose a risk to business operations in the short term and as a liability in the long term.**

Our future success depends on the efforts of a small management team. **The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.**

Our success depends on our ability to uphold the strong reputation of our brand. **Our reputation and consumer confidence depends on the effectiveness of our marketing, our product quality, and our customer experience. Any harm to our brand could have a adverse effect on our company.**

A disruption in brewing activities at the Sly Fox Brewery could have an adverse effect on the company. **A prolonged disruption - due to fire, industrial action or any other cause, at the brewing facility could have an adverse effect on our overall operations and ultimately, our sales forecast.**

The company will be serving alcohol on-premise which means we are at an increased risk of consumer complaints and / or injury lawsuit. **It is also a risk that consumers may leave our location intoxicated and be involved in a crime or accident. While we will uphold the highest standards of service and continuous training efforts, there is always a risk of an unforeseen problem.**

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could impact our sales forecast, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

The craft beer industry is intensely competitive. The company will face competition from other craft breweries as well as mass-market beer brewers and those restaurants and bars that pour those offerings. In order to lessen this risk, our plan is to continue to utilize creative marketing events and campaigns to separate ourselves from the competition.

The Company has made certain assumptions about the craft beer market and the Pittsburgh area in order to create financial projections for the business. There is risk associated with the accuracy of these projections due to continuous changes in beer trends, new introductions, by competitors, changes in consumer preferences and shifts in consumer demographics. In order to mitigate this risk, the Company has based its key assumptions off of the operations of the other Sly Fox Brewing Co.'s brewpubs.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the gross revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

Company

SFBC Pittsburgh, LLC

- Pennsylvania Limited Liability Company
- Organized April 2019
- 0 employees

331 Circle of Progress Dr
Pottstown PA 19464

http://slyfoxbeer.com

Business Description

Refer to the Sly Fox Brewing Co. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Sly Fox Brewing Co. is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

About us
Our Profile
Jobs
Press
Blog
Charter

Investors
Getting Started
Risks
Earning Returns
Funds
Get $1000

Founders
Raise Money
FAQ
Legal Primer
Deals
How to Raise Money

Say Hello
hello@wefunder.com
Twitter
Facebook
Instagram
San Francisco

wefunder.com/slyfoxpittsburgh/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our* ***Terms*** *&* ***Privacy Policy****. If investing, you accept our* ***Investor Agreement****. You may also view our* ***Privacy Notice****.*